Exhibit 99.5



                        Extraordinary General Meeting of
                               CREDIT SUISSE GROUP
                       held on 29 September 2000 in Zurich

                           Address by Lukas Muhlemann
           Chairman and Chief Executive Officer of Credit Suisse Group


Dear Shareholders

By acquiring Donaldson, Lufkin & Jenrette - DLJ for short - Credit Suisse Group has created a singular opportunity for itself to substantially strengthen its position in the market.

Before I talk about the acquisition, I would like to give you a brief review of our Group's business performance for the first half-year. I then would like to present the strategic significance of the DLJ acquisition for our Group. Thereafter, Richard Thornburgh, Member of the Executive Board of Credit Suisse Group and Vice-Chairman of Credit Suisse First Boston, will explain the transaction in detail. In doing so he will also talk about the first two of the three proposals we will be making today: firstly, the creation of authorized capital for the purpose of issuing the Credit Suisse Group shares that will be exchanged for a portion of DLJ's majority shareholder ownership; and secondly, the creation of conditional capital to facilitate the takeover of DLJ's existing staff share option scheme. Before we come to the resolutions, I will explain the third proposal - the increase in existing conditional capital to extend the


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use of share options in Credit Suisse Group's compensation plans.

First of all I would like to give you an overview of our business performance for the first half of 2000.

In the first six months of the year, Credit Suisse Group generated net profits of CHF 3.61 billion after tax and minority interests, thus exceeding the very good results posted for the first half of 1999 by 35%. All of the business units contributed to this increase in net profit: net profit at the newly created business area Credit Suisse Financial Services, which takes care of Swiss private and corporate business as well as insurance, came to 948 million francs, an improvement of 36% on the equivalent period last year; at Credit Suisse Private Banking net profit increased by 61% to 1.38 billion francs, and at Credit Suisse First Boston by 22% to 1.24 billion francs; Credit Suisse Asset Management improved its performance on a cash flow basis by 39% to 161 million francs. The Group's return on equity went up from 19% to 21%. Net profit per Credit Suisse Group share increased by 34% to 13.21 francs.

Assets under management grew by 45 billion francs or 3.8% to 1,227 billion francs, of which 28.0 billion francs or 2.4% represented a net inflow of new assets. Particularly noteworthy was the 12 billion francs of net new assets generated by Credit Suisse Private Banking, and the 14.6 billion generated by Credit Suisse Asset Management.

We have also made more progress in our strategic positioning. Credit Suisse First Boston further expanded market share in its global business. Credit Suisse Private Banking showed good growth and continued its leadership in e-commerce applications for private


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banking. The Credit Suisse Financial Services business area was created in April
2000 and formally came into effect on 1 July 2000.

The new business area includes five business units: Credit Suisse Banking, which deals with private and corporate business in Switzerland; Credit Suisse Personal Finance, responsible for building the on-shore business in Europe; Credit Suisse e-Business, which provides Internet-based services; Winterthur Insurance, which concentrates on non-life insurance; and Winterthur Life & Pensions, which specializes in life insurance and pension fund solutions. In addition, the business area includes the shared Technology and Services unit. This new organizational structure is aimed at closer integration of banking, insurance and e-commerce with a view to developing new customer service models, as well as innovative products and services. It will also help to facilitate the development of new business models in Switzerland, the exploitation of additional business opportunities abroad, especially in Europe, as well as the rapid expansion of e-commerce activities. In this area, we reached another major milestone a few days ago with the launch of an EU-wide Internet finance portal.

Based on the results achieved to June, we expect a good overall performance for the year as a whole. However, we assume that market conditions will be less favorable in the second half of the year; furthermore, investments in new business activities and technologies, as well as the one-off impact of the DLJ acquisition, may impact on annual results.

While the Credit Suisse Group share price hit new highs in August, a deterioration in market conditions over recent weeks has led to a correction across the market.


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However, overall this year Credit Suisse Group's share has once again outperformed the Swiss Market Index.

I come now to the acquisition of Donaldson, Lufkin & Jenrette.

DLJ is one of the leading US investment banks and has a strong foothold in the asset gathering business. The company employs more than 11,000 people, 83% of whom work in the United States, and 17% in Europe, Latin America and Asia. It was three years ago that we first recognized that DLJ's specific strengths would be an excellent complement to our activities. In early 1998, we first held discussions with the main shareholder, the French insurer and asset manager AXA, and with DLJ's management, about a possible acquisition. These discussions failed to reach a result, but we remained in contact. Then in early August 2000, both sides felt ready to talk about the possibility of a business combination. We started concrete negotiations with DLJ and quickly came to an agreement.

The acquisition of DLJ enhances both strategic pillars of Credit Suisse Group's business: investment banking and asset gathering. In investment banking, Credit Suisse First Boston will substantially strengthen its competitive position and earnings quality in all four business areas - M&A, equities, fixed income and private equity. On the asset gathering side, the acquisition of DLJ will increase the Group's assets under management by 204 billion francs. We will be gaining a strong foothold in the US high-net-worth sector - via traditional channels, which account for more than 85 billion francs of assets, as well as in e-commerce, where the Group will benefit from DLJdirect, one of the biggest online brokers in the US. We will also improve our position in US institutional investment business, where DLJ manages more than 45 billion francs of


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assets. Finally, DLJ has a very good position in the securities processing market thanks to its Pershing subsidiary. As you can see, the acquisition of DLJ is highly complementary to our business in all respects.

Due to the fact that DLJ operates mainly in the US and that its main activities are in investment banking, once the transaction is complete, we will be integrating the greater part of the company into Credit Suisse First Boston. Its institutional asset management activities will be integrated into Credit Suisse Asset Management.


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                          Details of the acquisition of
                          Donaldson, Lufkin & Jenrette

                               Richard Thornburgh
                 Member of the Executive Board of Credit Suisse
            Group and Vice-Chairman of the Executive Board of Credit
                              Suisse First Boston

Dear Shareholders

As Lukas Muhlemann has already said, the union with DLJ marks an important strategic step for Credit Suisse Group and for Credit Suisse First Boston in particular. A benefit of the acquisition is that the Group can expand its asset gathering business in the USA, and further strengthen Credit Suisse First Boston's position as a leading global investment bank. I would like to deal first with the importance of the transaction for investment banking.

The investment banking environment is intensely competitive. The worldwide infrastructure required by investment banks entails high costs, and size is increasingly becoming a competitive necessity. For the large global "super-bulge bracket" investment banks, of which there are now only a few, and for some of the small niche players, the market environment continues to be extremely attractive. However, medium-sized companies will find it increasingly difficult to be consistently profitable.

Our strategy at Credit Suisse First Boston since the reorganization in mid-1996 has been to invest in and build our business to preserve our position as one of the


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few leading firms in this field, and we are in an excellent position to emerge as one of the winners over the long term in this fiercely competitive market. Given the ongoing consolidation in the financial services industry, it is vital that we continually strengthen our position, whether through organic growth or through acquisitions. The merger with DLJ, one of the few remaining larger independent investment banks, represents an excellent opportunity for us. In fact, as we analyzed the competitive market over the last three years, DLJ was the firm we felt would fit best with Credit Suisse First Boston: together we will be in a much better position to achieve our strategic objectives of improving our position in our customer businesses.

DLJ also includes some of the more entrepreneurial managers and professionals in the industry. In investment banking, this trait is amongst the most important keys to success in meeting customer needs and profitability targets.

With strong presence in the US middle market, the global high-yield business, and industry sectors such as telecommunications, financial institutions, technology and health care, DLJ's strengths in investment banking are highly complementary to Credit Suisse First Boston's activities, both in geographical terms and by products. DLJ will also add considerably to Credit Suisse First Boston's position in global equities, as well as in credit and equity research. In addition, DLJ has a significant merchant banking business with projected 34 billion francs of committed private equity capital by year-end 2000.

A quick look at the league tables shows the relative market shares of the investment banks in various products. On the basis of the half-year results, Credit Suisse First


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Boston and DLJ together would rank third in mergers and acquisitions, fourth in global equities, third in global debt and first in high-yield finance and US equity research.

Having discussed investment banking, I will now address the areas of DLJ's operations which will strengthen Credit Suisse Group in its other core business
- asset gathering.

DLJ's financial services business generated approximately 38% of the company's pre-tax earnings in the first half of 2000. This area comprises asset management for private and institutional investors, private banking, the online broker DLJdirect, and Pershing, a leading provider of transaction processing services.

The private banking activities of DLJ include 450 brokers, who cover 80,000 customers with assets of 87 billion francs. In investment business for institutionals and other large-scale customers it manages 46 billion francs of assets.

DLJdirect serves just under one million clients, with customer assets of around 47 billion francs and 561 million francs in revenue over the last twelve months. Pershing provides brokerage, execution, clearing, data processing and investment products to financial institutions, and will strengthen Credit Suisse Group's capabilities in securities processing, prime brokerage and securities financing. It has 650 correspondents that have 70,000 investment professionals.

The acquisition of DLJ will increase Credit Suisse Group's assets under management by a total of 204 billion francs to 1,431 billion francs as at 30 June 2000.


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I would now like to explain the details of the transaction.

Credit Suisse Group is paying 90 US dollars, which translates into 154 Swiss francs, per Donaldson, Lufkin & Jenrette share to acquire the company. This puts the acquisition price at 19.7 billion francs, before addressing the DLJ employee stock options.

AXA, which together with its group companies holds about 71% of DLJ, will sell its stake to Credit Suisse Group for 13.9 billion francs. About 30% of the consideration will be paid in cash and about 70% in Credit Suisse Group shares. For the equity portion of the purchase price the Board of Directors is today proposing under item 2.1 of the agenda, that you approve the creation of a maximum of 30 million new shares or 600 million francs of authorized capital. In the meantime we know that we will only require 25.7 million new shares.

In order to buy the remaining 29% of shares held by DLJ's public shareholders, Credit Suisse Group commenced a cash tender offer in the USA at the beginning of September.

Overall, approximately half of the acquisition price will be paid for in cash, and half in shares, before addressing the DLJ employee stock options.

In addition, we will take over DLJ share options worth of 3.7 billion francs, that DLJ employees have received as part of prior years' compensation schemes. DLJ share options, which are not exercised before the completion of the transaction, will be exchanged for options to purchase Credit Suisse Group shares. In order to facilitate this, the Board of Directors is today proposing, under item 2.2 of the agenda, that you approve


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the creation of a maximum of 240 million francs of conditional capital. The extent to which this conditional capital will be used depends on how many options are exercised prior to the completion of the transaction. The cash portion of the acquisition price will increase in line with the amount of options exercised. In the future, Credit Suisse Group intends to repurchase a portion of the shares used for employee compensation plans through open market repurchases. The Chairman will talk more on this subject after I have finished.

Besides the purchase price and the DLJ options plan already mentioned, Credit Suisse Group will fund a retention scheme for DLJ staff worth 2.1 billion francs. The shares required for this will be purchased in the market.

Credit Suisse Group expects that by 2002 annual cost savings resulting from the acquisition will range between 1.3 billion and 1.7 billion francs before tax. There will be a reduction in the combined Credit Suisse First Boston and DLJ headcount of around 10%, with most of the job losses coming in London and New York. Given the tightness of the employment market for banking specialists, we will be able to make these reductions in a socially responsible manner.

The Group intends to take a restructuring charge of approximately 1.4 billion francs in the current year for costs associated with the integration of DLJ. We expect the transaction to be neutral to cash earnings per share in 2001, to be neutral to reported earnings per share in 2002, and to be positive from 2003 onwards.

The integration of DLJ is proceeding as planned. The management structure at executive board level has been determined and further appointments will be announced


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over the weeks to come. A significant portion of the key DLJ employees has agreed to join the combined firm. At the same time, about 35 combined teams are working on the planned merger of the two companies' various operations. As with previous acquisitions - such as BZW and Garantia - we are committed to completing the integration as rapidly and efficiently as possible.

Ladies and Gentlemen, the acquisition of Donaldson, Lufkin & Jenrette strengthens Credit Suisse Group's position in both investment banking and asset gathering and enables Credit Suisse First Boston to make significant market share gains in key product areas, solidifying its leadership amongst global investment banks.


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                         Expanding Credit Suisse Group's
                          employee participation scheme

                                 Lukas Muhlemann
                     Chairman and Chief Executive Officer of
                              Credit Suisse Group


With reference to the planned increase in the existing conditional capital, I would now like to go through our policy with regard to employee compensation and participation.

With the aim of encouraging our employees to be shareholders in our company, we have had employee share ownership plans since the 1980s, and in recent years have been making share and option ownership an increasingly significant part of our employees' overall compensation. As a consequence, many of our employees are now, like you ladies and gentlemen, bound to the company as shareholders. Since 1997, Credit Suisse Group has issued around 19.5 million shares and 5.5 million options to employees. As a result our employees now own approximately 8.5% of outstanding shares.

In a very competitive global environment for human talent the recent trend has been to broaden participation in share ownership throughout the company and to make greater use of options. Particularly among our American competitors, the use of shares in compensation schemes has been reduced in favor of greater use of share options. This shift has been encouraged by competition with technology companies, which issue large amounts of options. In addition, the issue of options - by contrast with share issues - does not impact the income statement but is reflected in the shareholders' equity account when


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exercised. As before, the number of options issued is transparent as it is shown in the notes to the statutory financial statement.

Our major global competitors, such as Goldman Sachs, Citigroup, Morgan Stanley Dean Witter, JP Morgan, Chase, Merrill Lynch, Deutsche Bank and others, use options extensively as an element of compensation. We feel that failure to shift our compensation practice would result in Credit Suisse Group being less competitive as we seek to retain and attract the best people around the world; it would also put us at a disadvantage with regard to the effect on our income statement.

We would, therefore, like to increase the use of options as a portion of overall compensation. It is important to point out that this shift does not represent an increase in compensation, but rather a change in the mix to increase the amount of options, and to reduce the proportion of cash and Credit Suisse Group shares. Options are included in overall employee compensation at a competitive market valuation. They are blocked for several years and their exercise is subject to certain conditions - for instance remaining at the company for a specified period.

We have purchased, and it is our intention to continue to purchase, most employee shares in the market in order to avoid earnings dilution for existing shareholders. However, the options we make available to employees will in future be backed by conditional capital to allow for a higher usage of options and to take advantage of the accounting treatment as mentioned above.

In order to avoid future dilution as a result of the issuance of options against conditional capital, the


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Board of Directors intends to initiate a share repurchase program next year.

Against this background, the Board of Directors proposes to you under item 2.3 that the company increase the existing conditional capital from the current 120 million francs to a maximum of 240 million francs, or from the current 6 million shares to 12 million shares.


LEGAL INFORMATION

Holders of DLJ securities should read the Tender Offer Statement on Schedule TO, as amended, filed by Credit Suisse Group, as it contains important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO, as amended, and other filed documents, for free from the US Securities and Exchange Commission's website http://www.sec.gov.